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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                               CYTOGEN CORPORATION
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                                (NAME OF ISSUER)

                      COMMON STOCK, PAR VALUE $0.1 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)
                                  232824 10 2
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                                 (CUSIP NUMBER)

                       ELAN INTERNATIONAL SERVICES, LTD.
   C/O DAVID ROBBINS, ESQ., BROCK, FENSTERSTOCK, SILVERSTEIN & MCAULIFFE LLC ONE CITICORP CENTER, 153 EAST 53RD STREET, 56TH FLOOR, NEW YORK, NY 10022
                                  (212) 371-2000
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 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                               SEPTEMBER 26, 1996
                               ------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box.      [ ]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 4 pages



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                                  SCHEDULE 13D


CUSIP NO. 232824 10 2                                        PAGE 2 OF 4 PAGES
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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Elan International Services, Ltd.

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) |_|
                                                                       (B) |_|
  3    SEC USE ONLY

  4             SOURCE OF FUNDS*
                OO (See Item 3)

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                                  |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda

    NUMBER OF        7     SOLE VOTING POWER
     SHARES                      2,599,202 shares, consisting of 932,535
  BENEFICIALLY                   shares of Common Stock owned outright and
    OWNED BY                     up to 1,666,667 shares currently issuable
      EACH                       upon conversion of Series A Preferred Stock.
   REPORTING
     PERSON
      WITH
                     8     SHARED VOTING POWER
                                    - 0 -

                     9     SOLE DISPOSITIVE POWER
                                   2,599,202 shares (see Item 7 above).

                     10    SHARED DISPOSITIVE POWER
                                    - 0 -

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  2,599,202 shares. See Item 7 above.

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                   |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           4.92%, based upon 51,169,605 outstanding shares of the Issuer, as of November 6, 1997, as reported in the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 1997. See Item 3 below.

14       TYPE OF REPORTING PERSON*
                  CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     INCLUDE BOTH SIDES OF THE COVER PAGE,
                  RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                       OF THE SCHEDULE, AND THE SIGNATURE
                                  ATTESTATION.

                                     - 2 -

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ITEM 1.  SECURITY AND ISSUER.

                  Common Stock, par value $.01 per share
                  Cytogen Corporation
                  600 College Road East
                  CN 5308
                  Princeton, NJ 08540-5308

ITEM 2.  IDENTITY AND BACKGROUND.

                  This Amendment No. 1 to Schedule 13-D is filed by Elan International Services, Ltd., a Bermuda corporation ("EIS"), 102 St. James Court, Flatts Smiths, FL 04, Bermuda pursuant to Rule 13d-2(a) as promulgated under the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). Incorporated herein by reference is the Schedule 13-D filed by EIS as of November 26, 1997 (the "Original Filing").

                  This amendment to the Original Filing restates the Reporting Person's fully diluted ownership interest in the Issuer at a level consistent with the maximum number of shares of Common Stock potentially issuable under current terms and conditions.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As previously disclosed, pursuant to the terms of a securities purchase agreement dated September 26, 1996 (the "Agreement"), EIS acquired (a) 932,535 shares of common stock, par value $.01 per share, of the Issuer (the "Common Stock"), (b) 1,000 shares of Series A Preferred Stock (the "Preferred Stock"), currently convertible into 1,666,667 shares of Common Stock, and (c)a warrant to purchase up to 1,000,000 shares of Common Stock (the "Warrant"), exercisable under certain circumstances, at variable exercise price(s), such price(s) to be determined based on the date(s) of exercise, if any (collectively, the Common Stock, Preferred Stock and the Warrant, the "Securities"), for a payment of $20 million, which was provided by EIS's general corporate funds.

                  This Amendment No. 1 to Schedule 13-D clarifies the Original Filing by reducing the reported number of shares of Common Stock obtainable by the Reporting Person upon conversion of the Preferred Stock and deleting reference to exercise of the Warrant. Conversion of the Preferred Stock and exercise of the Warrant are exclusive, because the Warrant is only exercisable (for 1,000,000 shares, representing 1.9% on a fully diluted basis, of the outstanding Common Stock) if EIS shall elect to exchange the Preferred Stock for shares of the common stock of Targon Corporation, in which case the Preferred Stock shall no longer be convertible.

ITEM 4.  PURPOSE OF TRANSACTIONS

         Original Filing, page 3.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Original Filing, page 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Original Filing, page 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                     - 3 -

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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.



Date: February 3, 1998



                                            Elan International Services, Ltd.




                                            By: /s/ Kevin Insley
                                                ---------------------------
                                                 Kevin Insley
                                                 Director